UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports First Quarter 2018 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports First Quarter 2018 Results

Rehovot, Israel – May 2, 2018 – Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported financial results for the first quarter 2018, the period ended March 31, 2018.

First Quarter 2018 Highlights:
●	Record quarterly revenue of $62.6 million, up 15% year-over-year, exceeding guidance of $54 to $60 million
●	GAAP net income of $14.1 million, or $0.49 per diluted share, exceeding guidance of $0.29 to $0.40 per share
●	Non-GAAP net income of $15.4 million, or $0.54 per diluted share, exceeding guidance of $0.34 to $0.45 per share
●	Growing position in China yielded 40% of overall product revenue
●	Expansion in the Memory sector generated 50% of overall product revenue

GAAP Results ($K)
	Q1 2018	Q4 2017	Q1 2017
Revenues	$62,603	$57,378	$54,430
Net Income	$14,080	$8,241	$13,403
Earnings per Diluted Share	$0.49	$0.29	$0.48
NON-GAAP Results ($K)
	Q1 2018	Q4 2017	Q1 2017
Net Income	$15,430	$13,021	$14,115
Earnings per Diluted Share	$0.54	$0.45	$0.50

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses.

Management Comments

“Nova continued to perform well this quarter, setting new revenue and profit records that demonstrate our competitive strength in the market and the growing adoption of our diversified portfolio,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “Growth in the first quarter was driven by two main notable factors: the expansion of our Memory business and our continued growth in China. This strong start supports our outlook for another growth year in which we continue to execute our strategic plan to expand our portfolio and enhance our value proposition. These efforts contribute directly to our customers’ success in transitioning to the most advanced technology nodes,” concluded Mr. Oppenhaim.

2018 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2018. Based on current estimates, management expects:

● $57 million to $63 million in revenue
● $0.30 to $0.40 in diluted GAAP EPS
● $0.35 to $0.45 in diluted non-GAAP EPS

2018 First Quarter Results

Total revenues for the first quarter of 2018 were $62.6 million, an increase of 9% compared to the fourth quarter of 2017, and an increase of 15% relative to the first quarter of 2017.

Gross margin for the first quarter of 2018 was 58%, compared with gross margin of 56% in the fourth quarter of 2017 and compared with gross margin of 60% in the first quarter of 2017.

Operating expenses in the first quarter of 2018 were $20.3 million. This is compared with $19.7 million in the fourth quarter of 2017 and compared with $17.7 million in the first quarter of 2017.

On a GAAP basis, the company reported net income of $14.1 million, or $0.49 per diluted share, in the first quarter of 2018. This is compared with net income of $8.2 million, or $0.29 per diluted share, in the fourth quarter of 2017, and compared with net income of $13.4 million, or $0.48 per diluted share, in the first quarter of 2017.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses, the company reported net income of $15.4 million, or $0.54 per diluted share, in the first quarter of 2018. This is compared with net income of $13.0 million, or $0.45 per diluted share, in the fourth quarter of 2017, and compared with net income of $14.1 million, or $0.50 per diluted share, in the first quarter of 2017.

Conference Call Information

Nova will host a conference call today, May 2, 2018, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-394-8218
Israel Dial-in Number: 1-809-212- 883
International Dial-in Number: 1-323-701-0225
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israel Time

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

Replay Dial-In Numbers:
U.S. Dial-in Number: 1-844-512-2921
International Dial-in Number: 1-412-317-6671
From: 05/02/18 at 12:00 pm Eastern Time
To: 05/09/18 at 11:59 pm Eastern Time
Replay Pin Number: 1121259

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	28,468	27,697
Short-term interest-bearing bank deposits	132,198	121,390
Trade accounts receivable	37,425	40,949
Inventories	39,064	34,921
Other current assets	5,807	7,313

Total current assets	242,962	232,270

Long-term assets
Long-term interest-bearing bank deposits	1,100	750
Deferred tax assets	2,093	1,957
Severance pay funds	1,512	1,503
Property and equipment, net	13,612	13,891
Identifiable intangible assets, net	12,147	12,800
Goodwill	20,114	20,114

Total long-term assets	50,578	51,015

Total assets	293,540	283,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	18,050	15,754
Deferred revenues	5,965	10,334
Other current liabilities	23,191	26,038

Total current liabilities	47,206	52,126

Long-term liabilities
Liability for employee severance pay	2,558	2,590
Other long-term liabilities	2,115	1,833

Total long-term liabilities	4,673	4,423

Shareholders' equity	241,661	226,736

Total liabilities and shareholders’ equity	293,540	283,285

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended
	March 31, 2018	March 31, 2017

Revenues:
Products	50,185	43,516
Services	12,418	10,914
Total revenues	62,603	54,430

Cost of revenues:
Products	17,969	15,120
Services	8,277	6,450
Total cost of revenues	26,246	21,570

Gross profit	36,357	32,860

Operating expenses:
Research and development expenses, net	11,226	9,275
Sales and marketing expenses	6,231	6,088
General and administrative expenses	2,230	1,657
Amortization of acquired intangible assets	653	640
Total operating expenses	20,340	17,660

Operating income	16,017	15,200

Financing income, net	448	415

Income before tax on income	16,465	15,615

Income tax expenses	2,385	2,212

Net income for the period	14,080	13,403

Earnings per share:
Basic	0.50	0.49
Diluted	0.49	0.48

Shares used for calculation of earnings per share:

Basic	27,915	27,467
Diluted	28,739	28,148

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
Cash flows from operating activities:
Net income for the period	14,080	13,403

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	915	955
Amortization of acquired intangible assets	653	640
Amortization of deferred stock-based compensation	834	663
Increase (decrease) in liability for employee termination benefits, net	(41)	32
Deferred tax assets, net	(136)	(591)
Decrease in trade accounts receivable	3,567	4,387
Increase in inventories	(4,475)	(1,575)
Decrease in other current and long-term assets	1,506	421
Increase in trade accounts payable	2,353	90
Increase (decrease) in other current liabilities and other long-term liabilities	(2,684)	1,879
Increase (decrease) in short and long term deferred revenues	(4,369)	2,394

Net cash provided by operating activities	12,203	22,698

Cash flow from investment activities:
Increase in short-term interest-bearing bank deposits, including long-term	(11,158)	(20,078)
Additions to property and equipment	(361)	(420)

Net cash used in investment activities	(11,519)	(20,498)

Cash flows from financing activities:
Shares issued under employee stock-based plans	87	1,817

Net cash provided by financing activities	87	1,817

Increase in cash and cash equivalents	771	4,017
Cash and cash equivalents – beginning of period	27,697	20,406
Cash and cash equivalents – end of period	28,468	24,423

 NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2018	December 31, 2017	March 31, 2017
GAAP cost of revenues	26,246	25,324	21,570
Stock-based compensation in cost of products	(92)	(107)	(76)
Stock-based compensation in cost of services	(79)	(89)	(66)
Non-GAAP cost of revenues	26,075	25,128	21,428

GAAP gross profit	36,357	32,054	32,860
Gross profit adjustments	171	196	142
Non-GAAP gross profit	36,528	32,250	33,002
GAAP gross margin as a percentage of revenues	58%	56%	60%
Non-GAAP gross margin as a percentage of revenues	58%	56%	61%

GAAP operating expenses	20,340	19,723	17,660
Stock-based compensation in research and development	(340)	(346)	(262)
Stock-based compensation in sales and marketing	(219)	(216)	(165)
Stock-based compensation in general and administrative	(104)	(141)	(94)
Amortization of acquired intangible assets	(653)	(640)	(640)
Non-GAAP operating expenses	19,024	18,380	16,499
Non-GAAP operating income	17,504	13,870	16,503
GAAP operating margin as a percentage of revenues	26%	21%	28%
Non-GAAP operating margin as a percentage of revenues	28%	24%	30%

GAAP tax on income	2,385	4,800	2,212
Certain discrete tax items	137	(3,241)	591
Non-GAAP tax on income	2,522	1,559	2,803

GAAP net income	14,080	8,241	13,403
Amortization of acquired intangible assets	653	640	640
Stock-based compensation expenses	834	899	663
Certain discrete tax items	(137)	3,241	(591)
Non-GAAP net income	15,430	13,021	14,115

GAAP basic earnings per share	0.50	0.30	0.49
Non-GAAP basic earnings per share	0.55	0.47	0.51

GAAP diluted earnings per share	0.49	0.29	0.48
Non-GAAP diluted earnings per share	0.54	0.45	0.50

Shares used for calculation of earnings per share:
Basic	27,915	27,873	27,467
Diluted	28,739	28,786	28,148